June 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Commercial Bank Jamaica Limited
Request to Withdraw Registration Statement on Form F-1
Filed May 21, 2012
File No. 333-181567

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), National Commercial Bank Jamaica Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No 333-181567) and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on May 21, 2012.

The Company has determined not to utilize the Registration Statement for a public offering at this time. The Company confirms that the Registration Statement has not been declared effective and that none of the securities has been issued or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the Commission issue an order granting with withdrawal of the Registration Statement on Form F-1, File No. 333-181567, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (876) 935-2440.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Thank you for your attention to this matter.

Very truly yours,

National Commercial Bank Jamaica Limited

By: /s/ Dave L. Garcia

Dave L. Garcia

Company Secretary/General Manager –

Group Legal & Compliance